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                            THE VANGUARD GROUP /(R)/
                                                              November 4, 2005

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission               via electronic filing
450 Fifth Street, N.W., Fifth Floor
Washington, D.C. 20549

                       Re:        Vanguard Tax-Managed Funds

Dear Mr. Sandoe:

         The following responds to your comments of October 28, 2005 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 22 that was filed on September 14, 2005.

Comment 1:        Prospectus - Primary Investment Strategies of Tax-Managed
                  Balanced Fund
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Comment:          The primary investment strategies section states that at least
                  75% of the municipal bonds purchased by the Fund will be rated in one of the top three credit-rating categories.
                  What is the lowest rating for the remaining 25%?

Response:         As stated on page 24 of the prospectus, no more than 20% of the Fund's municipal security assets may be invested in bonds rated in the fourth-highest credit rating category (Baa by Moody's or BBB by Standard & Poor's). The remaining 5% may be invested in securities with lower credit ratings or in those that are unrated. We believe that the current disclosure is appropriate.

Comment 2:        Prospectus - Primary Investment Strategies of all Funds
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Comment:          Disclose the range of market capitalization of each fund's benchmark index.

Response:         We have disclosed each fund's median market capitalization on page 22 of the prospectus. We believe that investors are not well-served by disclosure of the market capitalization range of a fund or index in a prospectus for the following reasons:

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November 4, 2005
Christian Sandoe
Page 2 of 3
                      (1) Ranges change continually because of fluctuations in
                  stock market valuations. Therefore, disclosure of one range in a prospectus could be misleading when the stock market fluctuates.
                      (2) A fund's or index's overall market capitalization
                  range can be very broad and not indicative of the fund's or index's overall market capitalization The median market capitalization is a more useful piece of information for investors concerned with market capitalization.
                      (3) Form N-1A does not require funds to disclose specific
                  market capitalization dollar ranges.

Comment 3:        Prospectus - Average Annual Total Returns Table
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Comment:          Remove the line beneath the performance of Investor Shares and insert a line below the performance of Admiral Shares.

Response:         We believe that the line between the Investor and Admiral
                  Shares is appropriate and not misleading. We will insert a line below the performance of Admiral Shares.

Comment 4:        Prospectus - Primary Investment Strategies of Tax-Managed
                  International Fund
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Comment:          State the number of countries in the MSCI EAFE Index.  In
                  addition, indicate whether the fund invests in U.S. or emerging markets securities. If the fund invests to a material extent in emerging markets, add Emerging Markets
                  Risk as a Primary Risk of the Fund.

Response:         We will add the number of countries in the MSCI EAFE Index.
                  The Fund does not invest in the U.S. or emerging markets.

Comment 5:        Prospectus - Frequent Trading or Market-Timing
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Comment:          The Fund's broad policies with respect to frequent trading and market-timing are disclosed on page 28 of the prospectus under the heading "Frequent Trading or Market-Timing." However, specific policies applicable to discrete types of investors are disclosed in various places throughout the "Investing with Vanguard" section. All of the Fund's policies concerning frequent trading and market-timing should be disclosed together under the heading "Frequent Trading and Market-Timing."
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November 4, 2005
Christian Sandoe
Page 3 of 3

Response:         We believe that the Fund's policies against frequent trading and market-timing are properly disclosed in the prospectus pursuant to Item 6(e)(4) of Form N-1A. Item 6(e)(4) does not require that the specific policies applicable to each type of shareholder be disclosed together in the prospectus. As such, we believe that it is appropriate to have the general discussion of the Fund's policies against frequent trading and market-timing under the heading "Frequent Trading or Market-
                  Timing" with a reference to the "Investing with Vanguard" section where specific policies applicable to different types of shareholders and transactions are disclosed.

                  We believe that removing the disclosure from the "Investing with Vanguard" section and combining the disclosure into a single "Frequent Trading and Market-Timing" section would make the discussion of transaction policies incomplete in the "Investing with Vanguard" section. Repeating the specific policies in both the "Investing with Vanguard" section and under the "Frequent Trading and Market-Timing" heading would unnecessarily clutter the prospectus with duplicative disclosure.

Comment 6:        Prospectus - Investing with Vanguard - Redemption Fees
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Comment:          Remove references to Emerging Markets Stock Index Fund in the section.  State whether an IRA distribution is a redemption.

Response:         We will remove references to Emerging Markets Stock Index
                  Fund. We use the term "distribution" when referring to IRAs and other retirement accounts, because it is a technical term for those types of redemptions.

As required by the SEC, the Funds acknowledge that:

                  - Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                  - Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                  - Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact me at (610) 503-5854 with any questions or comments regarding the above responses. Thank you.

Sincerely,


Sarah A. Buescher
Senior Counsel